EXHIBIT 99.1

FSD Pharma Expands Investigative Pipeline to Include Potential Weight Loss and Liver Health Formulations and Products

Toronto, ON – April 17, 2024 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, announced the expansion of its pipeline into metabolic and related disorders including weight loss and liver health. The Company has initiated investigations into ingredients and dietary supplements that may have the potential to promote weight loss and liver health. The Company is already pursuing products in to promote faster alcohol metabolism and ameliorate the effects of acute alcohol intoxication.

The Company is investigating certain ingredients and combinations of ingredients that show promise in improving liver health, reducing metabolic disease, and reducing visceral fat which could lead to weight loss and liver health. The Company is pursuing this pipeline to potentially create a new exciting product line in addition to unbuzzd™.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

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Cautionary Note Regarding Forward-Looking Information

There is no guarantee that a product will be obtained, and the company will issue a further press release once there is an update. This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieve, such statements include: the Company’s investigations in certain ingredients and the potential stated benefits with respect to weight loss, liver health, alcohol metabolism, and alcohol intoxication; and the creation of a new product unbuzzd™ and the stated benefits thereof.

More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including the Company’s ability to continue its investigations in certain ingredients and the potential stated benefits with respect to weight loss, liver health, alcohol metabolism, and alcohol intoxication; and the Company’s ability to develop unbuzzd™ and the stated benefits thereof. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company’s inability to continue its investigations in certain ingredients and the potential stated benefits with respect to weight loss, liver health, alcohol metabolism, and alcohol intoxication; and the Company’s inability to develop unbuzzd™ and the stated benefits thereof, and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

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